ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Financial Statements
For the Year Ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Adira Energy Ltd. (An Exploration Stage Enterprise) have been prepared by management in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available. The financial information contained elsewhere in this information circular has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the Company’s assets are safeguarded. All transactions are authorized and duly recorded and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements for the years ended September 30, 2010 and 2009 have been audited by MSCM LLP on behalf of the shareholders. They have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements for the years ended September 30, 2010 and 2009.

“Ilan Diamond”	“Gadi Levin”
Chief Executive Officer	Chief Financial Officer

Toronto, Ontario
January 28, 2011

Auditors' Report

To the Shareholders of
Adira Energy Ltd. (Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

We have audited the consolidated balance sheet of Adira Energy Ltd. (formerly AMG OIL LTD.) (An Exploration Stage Enterprise) as at September 30, 2010 and the consolidated statements of operations and comprehensive loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2009 and for the 175-day period ended September 30, 2009 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 13, 2009.

Signed:

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
January 28, 2011

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Balance Sheets
As of September 30, 2010 and 2009
(Expressed in United States Dollars)

	September 30,	September 30,
	2010	2009
Assets
Current Assets
Cash and cash equivalents	$357,560	$2,354,628
Accounts receivable	553,225	9,437
Prepaid expenses and consumables	459,126	12,978
Total Current Assets	1,369,911	2,377,043

Equipment deposit (note 6)	-	372,600
Property, plant and equipment (note 6)	397,631	-
Oil and gas licenses (note 7)	19,356	6,662

Total Assets	$1,786,898	$2,756,305

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$568,912	$126,977
Total Current and Long-Term Liabilities	568,912	126,977

Shareholders’ Equity
Share Capital (note 9)	3,478,894	3,478,894
Contributed Surplus (note 9(e))	1,140,812	519,061
Deficit	(3,401,720)	(1,368,627)
Total Shareholders’ Equity	1,217,986	2,629,328
Total Liabilities and Shareholders’ Equity	$1,786,898	$2,756,305

Going concern (note 1)
Commitments and contingencies (note 11)
Subsequent events (note 13)

Approved on Behalf of the Board

“Alan Friedman”	(signed)	Director

“Ilan Diamond”	(signed)	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

	Year ended	175-day period
	September 30,	ended September
	2010	30, 2009
Revenue
Consulting fees and management fees	$912,597	$-
Expenses
Share-based compensation (note 9(c))	621,751	418,907
Exploration expenses (note 7)	962,727	102,664
Operating expenses (note 8)	1,346,648	861,764
Foreign exchange loss (gain)	7,520	(14,708)
Amortization	1,222	-
Total expenses	2,939,868	1,368,627
Loss before other items	(2,027,271)	(1,368,627)
Interest income	398	-
Income taxes	(6,220)	-
Net loss and comprehensive loss for the period	(2,033,093)	(1,368,627)
Deficit, beginning of period	(1,368,627)	-
Deficit, end of period	$(3,401,720)	$(1,368,627)

Basic and diluted loss per share	$(0.05)	$(0.05)

Weighted average number of common shares outstanding, basic and diluted	62,640,001	26,415,343

The accompanying notes are an integral part of these consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Statements of Cash Flows
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

	Year ended	175-day period
	September	ended September
	30, 2010	30, 2009
Operating Activities
Net loss for the period	$(2,033,093)	$(1,368,627)
Non-cash items
Shares issued for consulting fees	-	485,929
Share-based compensation	621,751	418,907
Amortization	1,222
	(1,410,120)	(463,791)
Changes in non-cash working capital
Accounts receivable	(543,788)	(9,437)
Prepaid expenses and consumables	(446,148)	(12,978)
Accounts payable and accrued liabilities	441,935	126,977
Cash used for operating activities	(1,958,121)	(359,229)

Investing Activities
Equipment deposit	-	(372,600)
Property, plant and equipment, net	(26,253)	-
Oil and gas licenses	(12,694)	(6,662)
Cash used for investing activities	(38,947)	(379,262)

Financing Activities
Net proceeds from the issuance of common shares	-	2,195,771

Cash acquired through the acquisition of AMG Oil Ltd.	-	897,348

(Decrease) increase in cash and cash equivalents	(1,997,068)	2,354,628
Cash and cash equivalents, beginning of period	2,354,628	-
Cash and cash equivalents, end of period	$357,560	$2,354,628

Supplemental cash flow information
Interest paid	$-	$-
Income taxes paid	$-	$-
Shares issued as finder’s fees related to the reverse takeover transaction	$-	$60,000
Warrants issued to agents as compensation for services provided	$-	$100,154

The accompanying notes are an integral part of these consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

1.	Nature of Operations, Basis of Presentation and Going Concern

Adira Energy Ltd. was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company in the State of Nevada, United States of America. It changed its name to AMG Oil Ltd. (“AMG” or the “Company”) on July 27, 1998. On November 25, 2008, the Company's shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction. On August 31, 2009, AMG completed a share exchange with Adira Energy Corp. (“Adira”), an oil and gas exploration and development company incorporated under the Ontario Business Corporations Act, on April 8, 2009 which resulted in a reverse takeover by Adira of AMG (note 2). On December 24, 2009 the corporate name of the Company has been changed to become Adira Energy Ltd.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As of September 30, 2010, the Company has incurred losses of $3,401,720 since inception. The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration early-stage enterprise and has not earned significant revenues to date.

2.	Share Exchange Agreement

On April 29, 2009, AMG entered into a letter of intent to purchase all of the issued and outstanding shares of Adira in exchange for shares of AMG. As part of the arrangement, Adira conducted a share split to increase Adira’s number of issued and outstanding common shares from 22,500,000 to 31,200,000. The share exchange ratio was one common share of AMG for each issued and outstanding common share of Adira. The proposed transaction was further subject to Adira completing a private placement of a minimum of $2,000,000 by issuance of 8,000,000 units.

Pursuant to the share exchange agreement dated August 31, 2009, AMG acquired all of the issued and outstanding common shares of Adira by issuing 39,040,001 common shares of the Company to Adira’s shareholders on a one for one basis.

As a result, the original shareholders of AMG own 37% of the shares of the resulting Company and the former shareholders of Adira own 63% of the resulting Company as follows (note 9(b)):

Issued and outstanding number of shares after share exchange		Percentage
AMG	23,200,000	37%
Adira	39,040,001	63%
Total outstanding shares	62,240,001	100%

As the shareholders of Adira obtained control of the resulting Company, the share exchange was considered to be a reverse takeover (“RTO”) transaction. Accordingly, for accounting purposes Adira is the acquirer. The assets and liabilities of Adira are included at carrying value and the assets and liabilities of AMG are included at fair value.

Share capital represents the authorized and issued number of shares of AMG (the legal parent) and the share capital amount, contributed surplus and deficit of Adira (the legal subsidiary), the ongoing operating company (note 9).

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies

Management has prepared the accompanying consolidated financial statements in United States dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States, as described in note 14. The significant accounting policies used in the presentation of the consolidated financial statements are as follows:

Basis of Consolidation

These consolidated financial statements include the accounts of Adira Energy Ltd., the accounts of its wholly-owned Canadian subsidiary, Adira Energy Holding Ltd. and the accounts of its wholly and partially-owned Israeli subsidiaries, Adira Energy Israel Ltd. (100%) ("Adira Israel"), Adira Energy Israel Services Ltd. (100%), Adira Oil Technologies Ltd. (100%) and Adira Geo Global Ltd. (60%), (together “the Company”). The other 40% of Adira Geo Global Ltd is held by Geoglobal Resourses (Barbados) Inc., an unrelated party. Adira Oil Technologies Ltd. and Adira Geo Global Ltd. were incorporated under the laws of Israel in May 2010.

Joint Operations

Substantially all of the Company's exploration and development activities are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States (“US”) dollar. The Company's foreign operations are considered financially and operationally integrated. All transactions in currencies other than the US dollar are translated as follows:

o	Monetary assets and liabilities are translated at the rate of exchange in effect as of the balance sheet date;

o	Non-monetary assets and liabilities, at the exchange rates prevailing on the date of the acquisition of the asset or assumption of the liabilities; and

o	Revenues and expenses, at the rate in effect on the date of the transaction.

Gains or losses resulting from the translation are included in the determination of net income or loss for the period.

Measurements Uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to accrued liabilities, useful lives of property, plant and equipment, the determination of variables used in the calculation of share-based compensation, warrants issued to agents, and determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances held with reputable financial institutions and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash and cash equivalents with high credit quality financial institutions.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Earnings (loss) per Common Share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted earnings (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for- trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with GAAP.

The Company has no items of other comprehensive income in the period presented. Therefore, net loss as presented in the Company’s consolidated statement of operations equals comprehensive loss.

Share-Based Compensation

The Company accounts for share-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For payments of services through the issuance of shares, the fair value is the market price of the shares issued by the Company or the value of the services received, depending on which is the more reliable measure.

For directors and employees, the fair value of the options is measured at the date of grant. For non- employees, the fair value of the options or warrants are measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options or warrants are accrued and charged either to operations, oil and gas interests, or share issue costs with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Revenue Recognition

Management, operator and consulting fees, are recognized as revenues on a monthly basis when the services are rendered and collectability is reasonably assured.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Property, Plant and Equipment

Property, plant and equipment include a drilling rig and related equipment and computer hardware, software and accessories, and are recorded at cost less accumulated amortization. Amortization is calculated using the methods set out below, at annual rates from the date of acquisition based on their estimated useful lives as follows:

Asset Class	Annual Rate	Method
Drilling rig	10%	Straight-line
Computer equipment	33%	Straight-line

Impairment of Long-Lived Assets

Long-lived assets to be held and used by the Company, other than petroleum and natural gas properties, are reviewed for possible impairment whenever planned principal operations or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Asset Retirement Obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. As of September 30, 2010, the Company has determined that it has no material ARO’s to record in the consolidated financial statements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Oil and Gas Properties

The Company follows the successful efforts method of accounting for its exploration activities. Under the successful efforts method, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proved properties when proved reserves are confirmed. Exploration costs, including geological and geophysical costs, are expensed as incurred. Exploratory drilling costs are initially capitalized. If it is determined that a specific well does not contain proved reserves, the related capitalized exploratory drilling costs are charged to expense. To date all exploration costs have been charged to operations.

Development costs, which include the costs of wellhead equipment, development drilling costs and handling facilities, applicable geological and geophysical costs, and the costs of acquiring or constructing support facilities and equipment, are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface will be expensed as operating costs. If and when the Company achieves production, acquisition costs of proved properties will be depleted using the unit-of-production method based on proved reserves. Capitalized exploratory drilling costs and development costs will be depleted on the basis of proved developed reserves by area. Support facilities and equipment will be depreciated on a straight-line basis over their useful lives.

Property costs by area are reviewed for impairment at least annually to consider whether there are conditions that may indicate impairment. The carrying value of each property is compared to its net recoverable amount as estimated by quantifiable evidence of the market value of similar land or geological resources. If the carrying value is found to exceed the estimated net recoverable amount, a write down will be recorded.

Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced or issued, and any excess is allocated to warrants.

Recent Accounting Pronouncements

In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on its consolidated financial statements in connection with its conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

In January 2009, the CICA issued the new Handbook Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with its conversion to IFRS.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for its first quarter ending December 31, 2011 with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly the Company is in the process of putting measures into place to provide training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee. Additional resources will be engaged to ensure the timely conversion to IFRS. As of September 30, 2010, the Company has completed an IFRS diagnostic, is in the process of finalizing the elections under IFRS 1 “First Time Adoption to IFRS”, is in the process of determining accounting policies choices and procedures, IT and data systems, internal control over financial reporting, and training of its employees impacted in the IFRS conversion.

4.	Financial Instruments and Risk Management

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Accounts receivable	- Loans and receivables;
Accounts payable and accrued liabilities	- Other financial liabilities.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these consolidated financial instruments.

Fair value

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to their short-term to maturity. The Company categorizes its financial instruments carried at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

Level 1:

includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date. An active market for an asset or liability is considered to be market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. As of September 30, 2010, the Company valued its cash and cash equivalents using Level 1 inputs.

Level 2:

includes assets and liabilities measured at fair value using directly observable inputs other than quoted prices included in Level 1. Level 2 valuations are based on inputs including quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market for the entire duration of the derivative instrument. As of September 30, 2010, the Company did not have any assets or liabilities which it valued using Level 2.

Level 3:

includes all assets and liabilities measured at fair value based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instrument’s fair value. As of September 30, 2010, the Company did not have any assets or liabilities which it valued using Level 3.

The following table includes all the fair value measurements recognized in the balance sheet as of September 30, 2010.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

4.	Financial Instruments and Risk Management (continued)

Fair value (continued)

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$357,560	$-	$-	$357,560

Total	$357,560	$-	$-	$357,560

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. As times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts in the amount of $357,560 and on accounts receivable $553,225. None of the Company’s accounts receivable are overdue as at September 30, 2010.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of September 30, 2010, the Company had cash and cash equivalents of $357,560, and account receivable of $553,225 against current accounts payable and accrued liabilities in the amount of $568,912.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in New Israeli Shekels ("NIS") and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar could have a material effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 10% on the Canadian dollar or the Israeli Shekels relative to the US dollar would not have a significant effect on the Company. This year the Company has recorded an exchange rate loss of $7,520 (September 30, 2009 - a gain of $14,708).

(iii)	Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

5.	Capital Management

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company has sufficient funds to meet its exploration program, administrative overhead and working capital needs for the coming year.

6.	Property, Plant and Equipment

As of September 30, 2010:

		Accumulated	Net book
	Cost	amortization	value

Drilling equipment (*)	$388,635	$-	$388,635
Computer equipment	10,218	1,222	8,996
Balance, September 30, 2010	$398,853	$1,222	$$397,631

As of September 30, 2009, the Company paid a deposit for the drilling equipment in the amount of $372,600.

(*) The drilling rig has not been depreciated as it was not in use during the year ended September 30, 2010.

7.	Oil and Gas Licenses

The Company has been granted the following petroleum licenses from the state of Israel:

(a) Eitan and Notera

The Company’s onshore license (the “Eitan License”) comprises an area of approximately 31,060 acres in the Hula Valley in Northern Israel. The Eitan License was awarded in December 2008 for a term of three years, expiring in December 2011, and may be renewed upon fulfillment of certain conditions for a further four year period. The Eitan License was awarded prior to the incorporation of the Company. The license was awarded to a company controlled by certain Directors of the Company and subsequent to the incorporation of Adira Israel, was transferred to the Company.

The Company has a 100% working interest in the license.

The Company has provided the Israel Lands Authorities with a guarantee in the amount of $13,772 to cover future restoration costs.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

7.	Oil and Gas Licenses (continued)

	(a)	Eitan and Notera (continued)

During April 2010 a letter of intent has been signed with Coalbed Gas Hachula Ltd., an Israel-based Coal bed Methane Development company or CGH, pursuant to which the Company has a right to farm in to 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License.

	(b)	Gabriella

The Company’s offshore Gabriella license (the “Gabriella License”) comprises an area of approximately 97,000 acres. The Gabriella License was awarded to the Company in July 2009 for a term of three years, expiring July 2012 and may be renewed upon fulfillment of certain conditions for a further four years.

In January, 2010 Adira Israel signed an agreement with Modiin Energy Limited Partnership (“MELP”) and Modiin Energy General Partners (“MEGP”) (collectively “Modiin”) to facilitate the full initial funding of the Gabriella License. Under the terms of the agreement, MELP can farm in up to 70% (of 100%) of certain rights of participation in the Gabriella License (the “Gabriella Project”). MEGP has agreed to fund its 70% share as well as the Company’s 15% share of the work program up to a total of $8 million. As part of the agreement, the general partner of MELP had the right to purchase by way of a private placement, 600,000 Subscription Receipts at a price of $0.50 per Subscription Receipt, which would be exchanged automatically without any further consideration for 600,000 common shares in the capital of the Company (“Common Shares”) on the date upon which the Common Shares were listed for trading on a recognized stock exchange in Canada. The funds received, which were held in escrow subject to certain conditions and certain approvals being obtained. These conditions were not met and the funds were returned to Modiin.

The Company has an option to purchase 15% of the Gabriella License (or 21.43% of MELP’s 70% interest) anytime until six months after a discovery or within seven years. The exercise price for this option is the actual cost incurred on that 15% through to the exercise date.

On June 17, 2010 the Gabriella Project received $2,000,000 from MELP, representing 85% of the total initial capital call of $2,352,941 (the “initial capital call”) in respect of the work program, being $1,647,059 on MELP’s behalf and $352,941 on behalf of the Company.

In January 2010, Brownstone Ventures Inc. (“Brownstone”) exercised its option to farm into 15% of the Gabriella License and in August 2010, the Gabriella Project received $352,941 from Brownstone, representing its 15% share of the initial capital call.

The Company currently has a 15% carried interest in the Gabriella Project; is the operator of the Gabriella License and is entitled to receive a 7.5% operating fee on all expenditure on the Gabriella Project.

	(c)	Yitzhak

The Company’s offshore Yitzhak license (the "Yitzhak License") comprises an area of approximately 31,555 acres. The Yitzhak License is effective until October 2012 and may be renewed upon fulfillment of certain conditions for a further four year period. The Yitzhak License is directly to the north of and contiguous to the Company's Gabriella License.

In January 2010, Brownstone exercised its option to farm into 15% of the Yitzhak License.

For the year ended September 30, 2010, the Company’s share of the Yitzhak License net liabilities and expenses are both $27,207, and are included in accounts payable and accrued liabilities in the consolidated balance sheet, and exploration expenses in the consolidated statements of operations, comprehensive loss and deficit, respectively.

The Company is the operator of this license and is entitled to receive a 7.5% operating fee on all expenditure on this license.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

7.	Oil and Gas Licenses (continued)

(d) Samuel

On June 15, 2010, the Company received notification that the Israeli Petroleum Commissioner's office had awarded the Samuel License, an offshore license to explore for oil and gas, to a consortium led by the Company.

The Samuel License covers 88,708 acres (359 sq. km) approx. 17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North.

The Company holds a combined minimum interest of 38.25% in the Samuel License held through its subsidiaries Adira Oil Technologies Ltd. and Adira Geo Global Ltd. A gross overriding royalty in an amount equal to 3% shall be granted to and registered in the name of Adira Geo Global Ltd. Adira Geo Global Ltd. and Geo Global Resources (India) Inc. have been designated as joint operators of the Samuel License. Adira Geo Global Ltd. shall be paid an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License.

For the year ended September 30, 2010, the Company’s share of the Samuel License’s net liabilities and expenses are both $22,436, and are included in accounts payable and accrued liabilities in the consolidated balance sheet, and in exploration expenses in the consolidated statements of operations, comprehensive loss and deficit, respectively.

(e) Myra and Sara

In August 2010, the Company announced that it has signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively “GGR”) confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deepwater licenses offshore Israel known as Petroleum Licenses 347 "Myra" and 348 "Sara", to the Company.

The Sara and Myra Licenses are each subject to joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses. Upon receipt and review of geoscience and 3D seismic survey conducted on these licenses, the Company may, at its discretion, purchase the 5% participating interest in the licenses from GGR. As a condition to the acquisition of such 5% interest, the Company will also be required to become a signatory to the joint operating agreements and approval of the Israeli Petroleum Commissioner must also be obtained. Upon the exercise of the 5% and receipt of approval the Company will be required to pay $1,200,000 in one lump sum payment to certain parties of the joint operating agreements, which signature requires the approval of existing signatories to the joint operating agreement in accordance with the terms of the joint operating agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures which may be incurred after exercise of the option, pursuant to the joint operating agreements. The option is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to exercise the option.

The Sara and Myra Licenses are located offshore Israel approximately 60 km west of the City of Hadera. These license areas total 800 square kilometres.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

8.	Related Party Transactions

During the year ended September 30, 2010, the Company incurred the following expenses with related parties:

$204,452 in consulting fees to individuals that are directors and officers of the Company or to private companies which are controlled by a director and officers of the Company (September 30, 2009 - $148,152);

$279,149 in technical consulting fees to a company in which a director is the President and Chief Operating Officer (September 30, 2009 - $75,000); and

$112,166 in technical consulting fees to a corporation controlled by an officer (September 30, 2009 - $20,000).

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	Share Capital

(a) Authorized

Unlimited number of common shares without nominal or per value.

(b) Issued and outstanding common shares:

	Number of
	Shares	Amount

Balance as of September 30, 2010 and September 30, 2009	62,640,001	$3,478,894

(c)    Stock Option Plan

The Company has a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the Company’s Board of Directors provided that the exercise price is no less than the market price at the date of the grant.

The Company has seven categories of stock options that have different vesting periods:

(i)	Type A stock options vest over 2 years, with 12.5% vesting each quarter with the initial amount vesting on the date three months after the grant date.

(ii)	Type B stock options vest 8.5% at the end of each quarter for the first two years and 8% at the end of each quarter thereafter. The initial amount will vest three months after the grant date.

(iii)	Type C stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(iv)

Type D stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the optionees is elected or appointed as a director of the Company. In the event they are not elected as a director, all options granted expire immediately.

(v)	Type E stock options vest over 2 years, with 12.5% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

9.	Share Capital (Continued)

	(c)	Stock Option Plan (continued)

		(vi)	Type F stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

		(vii)	Type G stock options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter with the initial amount vesting on the date three months after the grant date.

		(viii)	Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the date three months after the grant date.

A summary of the stock option plan and changes during the year ended September 30, 2010 was as follows:

	Number of	Weighted
	Options	Average
	Outstanding	Exercise Price

Balance, April 8, 2009	-	$-
Options granted	3,984,000	0.25
Balance, September 30, 2009	3,984,000	0.25
Options granted	2,745,000	0.60
Options cancelled	(1,070,000)	0.43
Balance, September 30, 2010	5,659,000	$0.39

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2010:

						Average
Stock				Number of	Number of	Remaining
Option		Grant Date	Exercise	Options	Options	Contractual
Type	Expiry Date	Fair Value	Price	Outstanding	Exercisable	Life
Type A	August 20, 2014	$ 0.30	$ 0.25	1,263,000	631,500	3.89
Type B	August 20, 2014	$ 0.30	$ 0.25	746,000	253,640	3.89
Type C	August 20, 2014	$ 0.30	$ 0.25	1,055,000	263,750	3.89
Type A	September 23, 2014	$ 0.23	$ 0.25	150,000	75,000	3.98
Type D	September 23, 2014	$ 0.23	$ 0.25	250,000	125,000	3.98
Type E	January 27, 2015	$ 0.55	$ 0.60	1,125,000	281,250	4.33
Type F	January 27, 2015	$ 0.55	$ 0.60	45,000	5,625	4.33
Type G	January 27, 2015	$ 0.55	$ 0.60	100,000	17,000	4.33
Type H	July 22, 2015	$ 0.23	$ 0.60	925,000	115,625	4.81
				5,659,000	1,768,390

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following assumptions were used for the options granted during the year ended September 30, 2010:

Risk-free interest rate	2.29% -2.38%
Expected life	5 years
Expected stock price volatility	100%-175%
Expected dividend yield	0.00%
Fair Value per stock option granted on August 31, 2009	$ 0.30
Fair Value per stock option granted on September 23, 2009	$ 0.23
Fair Value per stock option granted on January 27, 2010	$ 0.55
Fair Value per stock option granted on July 22, 2010	$ 0.23

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

9.	Share Capital (continued)

	(d)	Share purchase warrants

As of September 30, 2010 and September 30, 2009, the Company had share purchase warrants outstanding entitling the holders to acquire common shares as follows:

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, September 30, 2010 and September 30, 2009	4,500,770	$0.47

The following tables summarized information about warrants and broker warrants outstanding at September 30, 2010:

		Grant Date	Exercise	Number of
Issue Date	Expiry Date	Fair Value	Price	Warrants

August 4, 2009	August 4, 2011	$0.25	$ 0.50	4,000,000
August 4, 2009	August 4, 2011	$0.25	$ 0.25	500,770

				4,500,770

(e)	Contributed surplus

Balance, April 8, 2009	$-
Stock options	418,907
Agent’s warrants issued	100,154
Balance, September 30, 2009	519,061
Stock options	621,751

Balance, September 30, 2010	$1,140,812

The Stock options granted totaling $621,751 have been expensed as share-based compensation in the Statement of Operations, Comprehensive Loss and Deficit (September 30, 2009 - $418,907).

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

10.	Income Taxes

A reconciliation of income tax provision computed at the statutory rate to the reported income tax provision is as follows:

	2010	2009

Income tax benefit computed at statutory rate	$(634,300)	$(451,600)
Share issue costs	(24,900)	(12,700)
Share-based compensation	198,960	138,300
Change in timing difference	-	(56,100)
Effects of change in tax rates	170,240	46,400
Change in valuation allowance	290,000	335,700

	$-	$-

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The significant components of future income tax assets are as follows:

	2010	2009

Future tax assets
Share issue costs	$165,000	$165,000
Non-capital losses carried forward	3,803,200	2,392,000
Total future income tax assets	3,968,200	2,557,000
Tax rate	26%	29%
	1,031,700	741,500
Valuation allowance	(1,031,700)	(741,500)

Net future income tax assets	$-	$-

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized in the foreseeable future.

As of September 30, 2010, the Company has approximately $3,803,200 of non-capital losses that may be applied to reduce future income for Canadian income tax purposes. The potential future tax benefit of these losses has not been recorded in these consolidated financial statements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

10.	Income Taxes (continued) The losses expire as follows:

September
30, 2010
Expiry Date
2017	$21,800
2018	178,000
2019	89,000
2020	246,300
2021	124,300
2022	90,700
2023	62,600
2024	64,000
2025	18,800
2026	36,300
2027	25,300
2028	282,700
2029	1,152,100
2030	1,411,300
$3,803,200

11.	Commitment and Contingencies

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

12.	Segmented Information

The Company operates in one segment, the oil and gas business, conducts its operations in Israel with its head office in Canada. The geographical segmentation of the Company’s income and net assets is as follows:

2010

	Canada	Israel	Total

Consulting fees and management fees	$-	$912,597	$912,597

Cash and cash equivalents	$30,359	$327,201	$357,560
Oil and gas licenses	-	19,356	19,356
Receivables	9,754	543,471	553,225
Prepaid expenses and consumables	25,718	433,408	459,126
Equipment	-	397,631	397,631
Total	$65,831	$1,721,067	$1,786,898

2009

	Canada	Israel	Total
Consulting fees and management fees	$-	$-	$-

Cash and cash equivalents	$2,354,628	$-	$2,354,628
Equipment deposit	-	372,600	372,600
Oil and gas licenses	-	6,662	6,662
Other assets	22,415	-	22,415
Total	$2,377,043	$379,262	$2,756,305

13.	Subsequent Events

	(a)	Share Capital

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts (‘Receipts’) for gross proceeds of $11,000,000. On December 3, 2010, the Receipts were converted into 27,500,000 common shares at $0.40 per share and 13,750,000 common share purchase warrants (“Warrants”) with an exercise price of US $0.55 for each Warrant. In addition, 1,307,375 broker warrants were issued.

Following the conversion, the Company had 90,140,001 common shares outstanding and 19,558,145 warrants outstanding.

On December 2, 2010, the common shares of the Company commenced trading on the TSX Venture Exchange (the “TSX-V”) under the trading symbol “ADL”.

28,233,745 common shares, 2,848,000 options and 118,200 warrants are subject to TSX-V Escrow requirements.

	(b)	Share Options

On January 11, 2011, the Company granted 1,650,000 share options to directors and officers at an exercise price of $0.79 per common share. 12.5% of the options granted vest every six months, with the initial amount vesting on the date that is six months from the date of the grant.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

13.	Subsequent Events (continued)

	(c)	Eitan

Following receipt of the Israel Lands Authority (“ILA”) approval in September 2010, a contract was entered into between the Company and ILA on October 7, 2010 and the Company made the required statutory payment and posted a restoration bond. The Company has now fulfilled all requirements regarding the ILA approval and all other approvals required under the Kibbutz Agreement have been obtained. The Company commenced its drilling work program in December 2010.

	(d)	Gabriella

In November 2010, the Gabriella Project received $3,518,871 and $754,416 from MELP and Brownstone, respectively, in respect of the second cash call. The Company completed a 3D seismic program in January 2011.

	(e)	Yitzhak

In November and December 2010, the Yitzhak License received $131,095 and $1,106,453 from Brownstone and Adira, respectively in respect of the first cash call. The Company completed a 3D seismic program in January 2011.

	(f)	Samuel

On November 2010, the Samuel License received a total of $3,851,625 from the partners in the Samuel licence in proportion to each participated percentage holdings. Due to a delay in executing the 3D Seismic program, in January 2011, $1,498,918 was returned to the consortium.

	(g)	Lease

Subsequent to September 30, 2010, the Company and the Adira Energy Israeli Services Ltd. each signed agreements for lease of the offices in Toronto, Canada and Ramat-Gan, Israel, respectively, for a period through 2014. The total minimum annual future non-cancellable lease payments under the above-mentioned lease agreements amount to approximately $467,000. The lease in respect of the Toronto office was signed with a company controlled by a Director of the Company. The lease costs are at market values. Total minimum annual future non-cancellable lease payments in respect of the Toronto office agreement amounts to approximately $346,000.

14.	Differences Between Canadian GAAP and US GAAP

Recent accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, “Generally Accepted Accounting Principles”. ASC 105 establishes the FASB Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will now issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in the Codification. The Company has updated references to US GAAP.

In April 2009, the Company adopted guidance issued by the FASB and included in (a) ASC 805, “Business Combinations”, and (b) ASC 810, “Non-Controlling Interests in Consolidated Financial Statements”. The application of these ASCs is intended to improve, simplify and converge internationally the accounting for business combinations and the reporting of non-controlling interests in the Company’s consolidated financial statements.

(a)

ASC 805 requires an acquiring entity in a business combination to: (i) recognize all (and only) the assets acquired and the liabilities assumed in the transaction; (ii) establish an acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and (iii) disclose to investors and other users all of the information they will need to evaluate and understand the nature of, and the financial effect of, the business combination; and (iv) recognize and measure the goodwill acquired in the business combination or a gain from bargain purchase.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

14.	Differences Between Canadian GAAP and US GAAP (continued) Recent accounting pronouncements (continued):

(b)

ASC 810 is intended to improve the relevance, comparability and transparency of financial information provided to investors by requiring all entities to: (i) report non-controlling (minority) interests in subsidiaries in the same manner, as equity but separate from the parent’s equity, in consolidated financial statements; (ii) net income attributable to the parent and to the non-controlling interest must be clearly identified and presented on the face of the consolidated statement of operations; and (iii) any changes in the parent’s ownership interest while the parent retains the controlling financial interest in its subsidiary be accounted for consistently.

In January 2010, FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements.” This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) 820. ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in fiscal 2011.

Also in January 2010, the FASB issued ASU 2010-03, “Extractive Activities - Oil and Gas - Oil and Gas Reserve Estimation and Disclosures.” This ASU amends the “Extractive Industries - Oil and Gas” Topic of the Codification to align the oil and gas reserve estimation and disclosure requirements in this Topic with the SEC’s Release No. 33-8995, “Modernization of Oil and Gas Reporting Requirements (Final Rule),” discussed below. The amendments are effective for annual reporting periods ending on or after December 31, 2009, and the adoption of these provisions on September 30, 2010 did not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued the FASB ASU 2010-01 “Equity Topic 505 – Accounting for Distributions to Shareholders with Components of Stock and Cash”, which clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share (“EPS”)). Those distributions should be accounted for and included in EPS calculations in accordance with paragraphs 480-10-25- 14 and 260-10-45-45 through 45-47 of the FASB Accounting Standards codification. The amendments in this Update also provide a technical correction to the Accounting Standards Codification. The correction moves guidance that was previously included in the Overview and Background Section to the definition of a stock dividend in the Master Glossary. That guidance indicates that a stock dividend takes nothing from the property of the corporation and adds nothing to the interests of the stockholders. It also indicates that the proportional interest of each shareholder remains the same, and is a key factor to consider in determining whether a distribution is a stock dividend.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

14.	Differences Between Canadian GAAP and US GAAP (continued)

In January 2010, the FASB issued the FASB ASU 2010-02 “Consolidation Topic 810 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, which provides amendments to Subtopic 810-10 and related guidance within U.S. GAAP to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to the following:

1.	A subsidiary or group of assets that is a business or nonprofit activity;
2.	A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
3.	An exchange of a group of assets that constitutes a business or nonprofit activity for a non-controlling interest in an entity (including an equity method investee or joint venture).

The amendments in this Update also clarify that the decrease in ownership guidance in Subtopic 810-10 does not apply to the following transactions even if they involve businesses:

1.	Sales of in substance real estate. Entities should apply the sale of real estate guidance in Subtopics 360-20 (Property, Plant, and Equipment) and 976-605 (Retail/Land) to such transactions; and
2.

Conveyances of oil and gas mineral rights. Entities should apply the mineral property conveyance and related transactions guidance in Subtopic 932-360 (Oil and Gas-Property, Plant, and Equipment) to such transactions.

If a decrease in ownership occurs in a subsidiary that is not a business or nonprofit activity, an entity first needs to consider whether the substance of the transaction causing the decrease in ownership is addressed in other U.S. GAAP, such as transfers of financial assets, revenue recognition, exchanges of nonmonetary assets, sales of in substance real estate, or conveyances of oil and gas mineral rights, and apply that guidance as applicable. If no other guidance exists, an entity should apply the guidance in Subtopic 810-10.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events” (Topic 855), amending guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and was adopted by the Company for the year ended September 30, 2010. The adoption of this guidance did not have a material impact on the consolidated financial statements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

14.	Differences Between Canadian GAAP and US GAAP (continued)

In May 2010, the FASB issued ASU 2010-19, “Foreign Currency” (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates. The amendments in this Update are effective as of the announcement date of March 18, 2010. The Company does not expect the provisions of ASU 2010-19 to have a material effect on the Company's financial position, results of operations or cash flows.

There are no material differences between Canadian and US GAAP; however, potential differences that could occur are summarized as follows:

Exploration expenditures

Under Canadian GAAP, exploration costs of oil and gas properties and exploration expenditures may be capitalized. Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

Income taxes

Under US GAAP the provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The requirement also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The accounting policy did not result in a material impact on the Company's consolidated financial position or results of operations.